# THE FUTURE DIMENSIONS VARIABLE ANNUITY

## A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
**Security Life of Denver Insurance Company**
and its
**Security Life Separate Account S-A1**

**Supplement Dated March 26, 2008, to the Prospectus Dated October 1, 2004**

This supplement updates and amends certain information contained in your prospectus dated October 1, 2004. Please read it carefully and keep it with your prospectus for future reference.

## IMPORTANT INFORMATION REGARDING THE
## ING VAN KAMPEN LARGE CAP GROWTH PORTFOLIO

Effective April 28, 2008, the ING Van Kampen Large Cap Growth Portfolio (formerly known as the ING FMR$^{SM}$ Large Cap Growth Portfolio) will merge into and become part of the ING Van Kampen Capital Growth Portfolio. Because of this merger, your investment in the ING Van Kampen Large Cap Growth Portfolio will automatically become an investment in the ING Van Kampen Capital Growth Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Subaccount corresponding to the ING Van Kampen Large Cap Growth Portfolio will be automatically allocated to the ING Van Kampen Capital Growth Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050.

You will not incur any fees or charges or any tax liability because of this merger, and your Contract value immediately before the mergers will equal your Contract value immediately after the merger.

There will be no further disclosure regarding the ING Van Kampen Large Cap Growth Portfolio in future supplements to the prospectus.

Please note the following summary information about the ING Van Kampen Capital Growth Portfolio:

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Van Kampen Capital Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks long-term capital appreciation. |

# IMPORTANT INFORMATION REGARDING THE
# ING VP HIGH YIELD BOND PORTFOLIO

Effective April 28, 2008, the ING VP High Yield Bond Portfolio will be closed to new investors and to new investments by existing investors.

Contract owners who have Contract value allocated to the Subaccount that invests in the ING VP High Yield Bond Portfolio after April 28, 2008, may leave their Contract value in that Subaccount but future allocations and transfers into that Subaccount will be prohibited. If your most recent premium allocation instructions include the Subaccount that corresponds to this fund, premium received that would have been allocated to the Subaccount corresponding to this fund will be automatically allocated among the other available Subaccounts according to your most recent allocation instructions. If there are no other such Subaccounts, you must provide us with alternative instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050.

# MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in these funds, can be found in the current prospectus and Statement of Additional Information for that fund. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050